FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 28, 2006
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


   Exhibit         Date                 Description of Exhibit
   -------         ----                 ----------------------

    1         2006/06/28     Notice of Resolutions at the 14th Ordinary General
                             Meeting of Shareholders

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Internet Initiative Japan Inc.




Date:  June 28, 2006           By:  /s/ Koichi Suzuki
                                    --------------------------------------------
                                    Koichi Suzuki
                                    President, Chief Executive Officer and
                                    Representative Director

EXHIBIT 1
---------

(English Translation)
 -------------------                                               June 28, 2006

TO OUR SHAREHOLDERS:
                                Koichi Suzuki
                                Representative Director
                                Internet Initiative Japan Inc.
                                1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                Tokyo, Japan

                              NOTICE OF RESOLUTIONS
              AT THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:
         We hereby notify that at the 14th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("the company") held today, the following items were reported and resolved.
                                                                Sincerely yours,

Subject to be reported:

           Reports on the business report, balance sheet and income statement of the 14th fiscal year (from April 1, 2005 to March 31, 2006)

           In this respect, the contents of the above documents were reported.

Subjects to be resolved:

           Item 1: Approval of the proposal for appropriation of loss for the 14th fiscal year

           This item was resolved as originally proposed.

           Item 2: Reduction of additional paid-in capital

           This item was resolved as originally proposed.

           Pursuant to Article 448 Paragraph 1 of the Corporation Law, the Company proposes to reduce the additional paid-in capital in order to make up for the accumulated deficit carried forward.

           1.     Amount of additional paid-in capital to be reduced:
           The Company proposes to reduce 21,980,395,078 yen which is the full amount of the current additional paid-in capital.

           2.     Effective date of reduction of additional paid-in capital:
           August 4, 2006

           Item 3: Reduction of common stock

           This item was resolved as originally proposed.

           Pursuant to Article 447 Paragraph 1 of the Corporation Law, the Company proposes to reduce the common stock in order to make up for the accumulated deficit carried forward.

           1.     Amount of common stock to be reduced:
           The Company proposes to reduce its current common stock of 16,833,847,250 yen by 2,539,222,196 yen to 14,294,625,054 yen.

           2.     Effective date of reduction of common stock:
           August 4, 2006

           Item 4: Amendments to the Articles of Incorporation

           This item was resolved as originally proposed.

           Item 5: Election of six directors

           This item was resolved as originally proposed. The re-election of the following four directors was resolved:
           Mr. Takamichi Miyoshi, Mr. Akihisa Watai, Mr. Yasuro Tanahashi and Mr.Takashi Hiroi.

           The election of the following two new directors was also resolved:
           Mr. Yoshiaki Hisamoto and Mr. Senji Yamamoto.

           Item 6:  Election of a statutory auditor

           This item was resolved as originally proposed and the statutory auditor of Mr. Junichi Tate was elected and assumed his office.

           Item 7: Granting of retirement allowance to a retiring statutory auditor

           This item was resolved as originally proposed to the effect that retirement allowance would be granted to Mr. Hideki Matsushita, a statutory auditor who retired from the position at the closing of this ordinary general meeting of shareholders. The amount of the retirement allowance will be determined in accordance with the prescribed by the Company.

           The determination of among other things, the amount, timing and method of retirement allowance payment, was entrusted to the Board of Statutory Auditors with regard to the retiring statutory auditor.

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